LUXOR INDUSTRIAL CORPORATION

02034770

SUPPL

02 JUN 11 AM 11:23

30-May-02

United States Securities and Exchange Commission
Judiciary Plaza, 450 - 5th Street N.W.
Washington, District of Columbia
United States 20549

Attn: Martin L. Meyrowitz
Attorney Advisor

Re: Luxor Industrial Corporation
File No: 82-822

Dear Sir or Madam:

We enclose the following for your information and records:

- Quarterly Report for filing of Form 51 - 901F dated 3/31/2002
- News Release dated 1/7/2002
- News Release dated 1/28/2002
- News Release dated 2/27/2002
- News Release dated 3/6/2002
- News Release dated 4/2/2002
- News Release dated 4/10/2002
- News Release dated 5/2/2002
- News Release dated 5/8/2002
- Insider Report for Terry O. Lashman dated 1/9/2002
- Insider Report for Terry O. Lashman dated 2/6/2002
- Insider Report for Terry O. Lashman dated 2/22/2002
- Insider Report for Terry O. Lashman dated 3/5/2002
- Insider Report for Terry O. Lashman dated 3/25/2002
- Insider Report for Terry O. Lashman dated 4/5/2002
- Insider Report for Terry O. Lashman dated 4/18/2002
- Insider Report for Terry O. Lashman dated 5/3/2002
- Insider Report for Terry O. Lashman dated 5/14/2002
- Insider Report for Ken McClelland dated 3/5/2002
- Annualy Financial Statement for filing of Form 51 - 901F dated 12/31/2001

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

We trust you will find the enclosures in order.

dlw 6/11

Luxor Industrial Corporation

Gary G. Liu
Encl.

Suite 702 - 889 West Pender • Vancouver, BC • V6C 3B2 • Tel: (604) 684-7929 • Toll Free: (800) 665-2454 • Fax: (604) 683-2003
email: luxor@intergate.bc.ca • Website: www.luxorcorp.com

02 JUN 11 AM 11:12

FORM 51 - 901F

QUARTERLY REPORT

INCORPORATED AS PART OF:

- Schedule A
- Schedule B
- Schedule C

ISSUER DETAILS:

NAME OF ISSUER: Luxor Industrial Corporation

ISSUER'S ADDRESS: 702 - 889 West Pender Street
CITY: Vancouver
PROVINCE: British Columbia
POSTAL CODE: V6C 3B2

ISSUER TELEPHONE: (604) 684-7929
ISSUER FACSIMILE: (604) 683-2003

CONTACT PERSON: Terry O. Lashman
CONTACT'S POSITION: President
CONTACT TELEPHONE: (604) 684-7929

FOR QUARTER ENDED: March 31, 2002
DATE OF REPORT: May 28, 2002

CERTIFICATE:

The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Terry O. Lashman"	Terry O. Lashman	02/05/28 Y M D
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"K.J. (Ken) McClelland"	K. J. (Ken) McClelland	02/05/28 Y M D

LUXOR INDUSTRIAL CORPORATION

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2002

SCHEDULE A
EXHIBIT 1

LUXOR INDUSTRIAL CORPORATION

CONSOLIDATED BALANCE SHEET

March 31, 2002

(Unaudited-Prepared by Management)

		2002		2001
ASSETS				
CURRENT				
Cash and term deposits	$	88,444	$	7,632
Accounts receivable		57,369		76,785
Marketable securities (note 2.b)		300		300
Inventory (note 2.c)		77,808		92,963
	$	223,921	$	177,680
CAPITAL ASSETS (note 2.k and 3)		29,777		33,741
LICENCE AND PATENT COSTS (note 2.h and 3)		97,089		100,191
RESEARCH AND DEVELOPMENT EXPENDITURES (note 2.g and 4)		520,503		569,098
	$	871,290	$	880,710
LIABILITIES				
CURRENT				
Accounts payable	$	234,695	$	145,412
Advances from related parties (note 5 and 8)		140,949		123,230
	$	375,644	$	268,642
MINORITY INTEREST		35,284		35,284
	$	410,928	$	303,926
SHAREHOLDERS' EQUITY				
SHARE CAPITAL (note 6)	$	9,114,340	$	8,859,340
DEFICIT-Exhibit 3		(8,653,978)		(8,282,556)
	$	460,362	$	576,784
	$	871,290	$	880,710

SCHEDULE A
EXHIBIT 2

LUXOR INDUSTRIAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
THREE MONTHS ENDED MARCH 31, 2002
(Unaudited-Prepared by Management)

		2002		2001
REVENUE	$	242,158	$	201,808
Less returns and allowances		2,316		1,421
	$	239,842	$	200,387
COST OF SALES				
Bracing Bridging	$	106,032	$	105,243
Gross margin before royalty (55.79%; 2001 - 47.48%)	$	133,810	$	95,144
Royalty		13,421		11,222
GROSS MARGIN (50.2%; 2001 - 41.88%)	$	120,389	$	83,922
EXPENSES				
Automotive	$	12,781	$	9,001
Bank charges		190		212
Code and license fees		3,300		2,886
Consulting fees		3,800		4,200
Depreciation and amortization		17,301		17,324
Engineer Services		12,600		12,000
Equipment rental		942		1,288
Insurance		[illegible]		8,639
Management consulting fees		16,500		12,000
Management fees		12,000		12,000
Marketing consulting fees		36,817		32,299
Office supplies and miscellaneous		8,057		6,701
Postage and courier		6,360		3,087
Product promotion		13,840		17,088
Professional fees		2,504		1,733
Rent and utilities		22,657		22,272
Stock exchange and filing fees		3,500		1,515
Supplies, maintenance and repairs		6,354		2,656
Telephone		6,004		6,254
Transfer agent fees		1,292		1,527
Travel and promotion		1,883		9,636
Wages and salaries		32,663		17,082
	$	221,345	$	201,400
LOSS BEFORE OTHER ITEMS	$	100,956	$	117,478
OTHER ITEMS				
Interest income	$	153	$	107
Exchange gain(loss)		(543)		(229)
	$	(390)	$	(122)
LOSS FOR THE PERIOD-Exhibit 1	$	101,346	$	117,600
Loss per share	$	0.01	$	0.01

SCHEDULE A
EXHIBIT 3

LUXOR INDUSTRIAL CORPORATION
CONSOLIDATED STATEMENTS OF DEFICIT
THREE MONTHS ENDED MARCH 31, 2002
(Unaudited-Prepared by Management)

		2002		2001
DEFICIT				
Balance, beginning	$	(8,552,632)	$	(8,164,956)
Loss for the period-Exhibit 2		(101,346)		(117,600)
Balance, ending-Exhibit 1	$	(8,653,978)	$	(8,282,556)

SCHEDULE A
EXHIBIT 4

LUXOR INDUSTRIAL CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
THREE MONTHS ENDED MARCH 31, 2002
(Unaudited-Prepared by Management)

		2002		2001
OPERATING ACTIVITIES				
Loss for the period - Exhibit 2	$	(101,346)	$	(117,600)
Item not involving cash				
Depreciation and amortization		17,301		17,324
	$	(84,045)	$	(100,276)
Changes in non-cash working capital items		39,098		(6,823)
Cash used in operating activities	$	(44,947)	$	(107,099)
FINANCING ACTIVITIES				
Shares issued for cash and accounts payable	$	-	$	-
Advances from (to) related parties		34,459		76,267
Cash provided by financing activities	$	34,459	$	76,267
INVESTING ACTIVITIES				
Acquisition of capital assets	$	(2,986)	$	-
Cash used in investing activities	$	(2,986)	$	-
NET INCREASE (DECREASE) IN CASH	$	(13,474)	$	(30,832)
CASH, BEGINNING		101,918		38,464
CASH, ENDING-Exhibit 1	$	88,444	$	7,632

LUXOR INDUSTRIAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2001

1. Nature of Operations

These financial statements have been prepared on a going concern basis, which assumes that the company will be able to realize its assets and discharge its liabilities in the normal course of business.

The continuing operations of the company are dependent upon its ability to generate profitable operations in the future or to obtain additional funding from other sources.

J.E.J. Holdings Inc., the Company's wholly owned subsidiary, ("JEJ") holds an exclusive worldwide license under patent applications and any resulting patents in the United States of America and Canada, to manufacture, market and distribute a patented engineered bridging system utilized in the building construction industry. JEJ has licensed the North American rights to Western Interlok Systems Ltd.

Western Interlok Systems Ltd., the Company's 100% voting controlled subsidiary, ("WIS") manufactures and distributes a patented engineered bridging system. These products are distributed to building material distributors located in Canada and the United States of America. During the years ended December 31, 1996, 1997, and 1998 the company obtained Canadian and U.S. certification of its brace-bridging system.

Eastern Brake Alert Systems Ltd., a 75% owned subsidiary of the Company, ("EBAS") has acquired the North American manufacturing and marketing rights for an air-brake warning system for the trucking industry. The system monitors the air-brake system and sends a signal to the driver when a problem in the brake system is identified. This system is still in the development stage. There were no expenditures made in the current period.

2. Significant Accounting Policies

a) Consolidation

The consolidated financial statements include the accounts of the company and its subsidiaries. As at end of the period, the company's subsidiaries and its percentage equity interest in each are as follows:

J.E.J. Holdings Inc.	100%
Western Interlok Systems Ltd.	100% voting controlled
Eastern Brake Alert Systems Ltd.	75%

b) Marketable securities

Marketable securities are recorded at cost. Market value at the end of the period is $60 (2001 -$88).

c) Inventory

Raw materials are valued at the lower of cost and replacement cost. Work in process and finished goods are valued at the lower of cost and net realizable value. Cost for all inventory is determined on the first-in, first-out method which, for work in process and finished goods, includes the cost of material, direct labour, utilities and freight. Other manufacturing overhead has not been applied because it is not considered material.

d) Loss per share

Loss per share has been calculated using the weighted average number of shares issued during the period. Fully diluted per share information is calculated as if all warrants and options outstanding at the end of the period were converted at the later of the beginning of the year or the date of issuance. The weighted average number of shares outstanding is 18,281,034 (2001 - 18,054,784). Diluted loss per share has not been provided for the first quarter of 2002 and 2001 as it would be anti-dilutive.

e) Share issue costs

Costs associated with the issuance of share capital are charged directly to share capital.

f) Foreign currency translation

All foreign currency transactions are related to the United States. At the end of the period, monetary assets and liabilities resulting from foreign currency transactions are translated into Canadian dollars at 1.50 per US dollar (2001 – 1.50). Revenue and expense items, excepting amortization, are also translated at 1.50 per US dollar (2001 – 1.50).

g) Research and development expenditures

Certain of the expenditures of WIS related to the development and certification of the company's improved brace-bridging system have been deferred. These deferred costs are being amortized to operations over 15 years.

h) License and patent costs

License and patent costs relate to the cost of the license and related patent costs for the brace-bridging system. These costs are being amortized to operations over 15 years.

i) Financial instruments

The company's financial instruments consist of cash, marketable securities, accounts receivable, accounts payable and advances from related parties. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

j) Estimates

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

k) Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization is provided using the declining-balance method at the rate of 20% for furniture and equipment, 30% for automobile and the straight-line method over the remaining term of the lease for leasehold improvements.

l) Income taxes

Income taxes are accounted for using the future income tax method. Tax benefits have not been recorded due to uncertainty regarding their utilization.

m) Stock-based compensation

The company has approved purchase options which are detailed in note 6. No compensation expense is recognized for this plan when shares or share purchase options are issued. Any consideration paid on the exercise of share purchase options or purchase of shares is credited to share capital. If stock or stock options are repurchased, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to deficit.

3. Capital Assets

	2002			2001
	Cost	Accumulated Amortization	Net Value	Net Value
Furniture and equipment	$ 85,384	$ 56,784	$ 28,600	$ 31,804
Leasehold improvements	33,726	33,726	-	270
Automobile	6,000	4,823	1,177	1,667
License and patents	141,148	44,059	97,089	100,191
	$ 266,258	$139,392	$ 126,866	$ 133,932

4. Research and Development Expenditures

	2002	2001
Balance, beginning of year	$ 534,546	$ 583,141
Less: amortization	14,043	14,043
Balance, end of the period	$ 520,503	$ 569,098

5. Advances To / From Related Parties

Advances to or from directors and companies controlled by directors are unsecured and have no specific terms of repayment.

6. Share Capital

a) Authorized Capital

99,588,750 common shares without par value

b) Issued Capital

	2002		2001	
	Shares	Amount	Shares	Amount
Balance, beginning of year	18,281,034	$9,114,340	18,054,784	$8,859,340
Issued for cash:	-	-	-	-
Balance, end of the period	18,281,034	$9,114,340	18,054,784	$8,859,340

c) Securities issued during the period

Date	Common	Price	Proceeds	Type	Consideration	Commissions
Nil						

d) Stock options plan

The company has reserved shares for issuance under its stock option plan. The plan provides for the granting of stock options to directors, officers and eligible employees at the fair market value of the Company's stock at the grant date. Options were granted during the period are as follows:

Date Granted	No. Of Shares	Price	Expiry Date	
Nil				

e) Warrants and options outstanding

Description	No. Of Shares	Price	Expiry Date
Series "A" share purchase warrants*	420,000	$0.75	Aug 1, 2002
Series "A" share purchase warrants*	437,500	$0.50	Jul 17, 2003
Director and employees stock options	300,000	$0.40	Mar19, 2006

*Non-transferable warrants are outstanding. Each warrant entitles the holder to purchase an additional share, generally for a two year period from time of issue.

f) Shares held in escrow

As at the end of the period, 245,000 shares are held in escrow. Their release is subject to determination by regulatory authorities.

7. Commitment

The company has agreed to pay a 6% royalty on sales of the brace-bridging system and a 5% royalty on sales of the air-brake warning system to an inventor who is also a director of the company.

8. Related Party Transactions

a) During the period, the company paid management fees of $12,000 (2001 - $12,000) to a company controlled by a director of the company.

b) During the period, the company reimbursed $43,406 (2001 - $42,039) for office, rent, and promotional expenses to a company controlled by a director of the company. At the end of the period, $74,381 (2001 - $80,594) was included in advances from related parties.

c) During the period, the company paid marketing consulting fees of $18,750 (2001 - $18,750) to a company controlled by a director of the company.

d) During the period, the company reimbursed $9,176 (2001 - $57) for product promotional expenses to a director. As at the end of the period, $1,266 (2001 – Nil) was included in advances from related parties.

e) During the period, a company controlled by a director was paid $12,336 (2001 - $12,336) for marketing consulting services.

f) During the period, the company reimbursed $3,097 (2001 - $734) for product promotional expenses to a director. As at the end of the period, $703 (2001 - Nil) was included in advances from related parties.

g) During the period the company incurred royalties on the sales of the brace-bridging system of $13,421 (2001 - $11,222) (see note 7). As at the end of the period, $67,110 is payable (2001 -$10,070).

9. Income Taxes

The company has approximately $5,000,000 of losses available to reduce taxable income of future years. The benefit of these losses has not been recorded in the financial statements.

10. Comparative Figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

SCHEDULE B
EXHIBIT 6

LUXOR INDUSTRIAL CORPORATION
SUPPLEMENTARY FINANCIAL INFORMATION
THREE MONTHS ENDED MARCH 31, 2002

1 Research and development expenditures:

(Please see Note 4 - Exhibit 5)

2 Related party transactions:

(Please see Note 8 - Exhibit 5)

3 (a) Securities issued during the period January 1, 2002 to March, 31, 2002:

(Please see Note 6.c - Exhibit 5)

(b) Options were granted during the period January 1, 2002 to March, 31, 2002:

(Please see Note 6.d - Exhibit 5)

4 Share Capital:

(Please see Note 6 - Exhibit 5)

5 Directors and officers as of March 31, 2002:

Terry O. Lashman	Director
K.J. (Ken) McClelland	Director
John W. R. Taylor	Director
Gary G. Liu	Director

LUXOR INDUSTRIAL CORPORATION

QUARTERLY REPORT
THREE MONTHS ENDED MARCH 31, 2002

MANAGEMENT DISCUSSION

Product Sales

Sales for the quarter ending March 31, 2002 were $242,158, up 20% compared to $201,808 for the same period of 2001.

A record 19,433 IBS 2000® units were sold in April, 2002. The previous monthly record was 16,348 units in June, 2001. It was also the first time that monthly sales exceeded $100,000.

The overall increased sales pace is a continuation of the growth trend that began in the second half of 2000. The Company is confident the sales of IBS 2000® can be increased to the level necessary for the profitable operation of the Company.

The Company is continuing to pursue its objective of appointing new distributors for its IBS 2000® products in active housing markets throughout the United States. Improved cash flow is allowing the Company to move forward on enacting its marketing program. Continuing activities in addition to the selection of distributors, include direct contact with builders, advertising in key industry publications, development of collateral materials and design software programs and the procurement of the necessary engineering approvals for both engineered and conventional wood products across North America.

Product Distribution

Luxor began 2002 with eighteen distributors. In Canada, Weyerhaeuser Canada Limited in British Columbia and Goodfellow Inc. and Jager Industries Inc. in Ontario. In the United States, Vandermeer Forest Products, Inc. and Hampton Distribution Companies in Washington; International Wood Products and Hampton Distribution Companies in Oregon; Snavely Forest Products in Colorado; Dixie Plywood in Texas; Boise Cascade Corporation in Georgia; Mid-State Lumber Corp., Eastern Engineered Wood Products, Holbrook Lumber Company and P&R Truss Co. in the North East, Snavely Forest Products, Atlantic Forest Products, Inc., North American Products, Inc. and Universal Forest Products in the mid Atlantic.

In March 2002, Snavely Forest Products located in Dallas, Texas joined as a distributor.

Strategic Alliances

In March 2002, Trus Joist™, a Weyerhaeuser Business, released version 6.0 of its TJ Beam® design software containing floor performance enhancement factors for Luxor's patented IBS 2000® Load Sharing Connectors™. Luxor has been advised that approximately 12000 copies of the program will be distributed to registered Trus Joist™ designers.

Previously, Trus Joist™ approved Luxor's patented IBS 2000® Load Sharing Connectors™ for use with its TJI® joists. The approval followed an extensive testing program to evaluate the floor performance contribution attained from various floor restraint devices. Luxor's IBS 2000® was the only proprietary product to be approved by Trus Joist™.

The market for Engineered Wood I-Joists has grown to exceed 40% of North America's housing starts. Weyerhaeuser, with the recent purchase of Willamette Industries, has an estimated 55% market share making it the leading supplier within this industry sector. The release of the design software therefore gives Luxor access to a market opportunity that is approximately 2.5 times greater than the Canadian housing industry.

Luxor is now pursuing specification opportunities for its IBS 2000® Load Sharing Connectors™ with architects, engineers and dealers designing with the Trus Joist™ software as part of its expanded IBS 2000® marketing program. Luxor is continuing to develop product distribution and representation opportunities to achieve more direct contact with builders and designers using engineered and conventional wood joist floor systems.

Business Development

In April of 2001, Luxor released its IBS 2000® Floor Navigator™ Design Analysis Software. The Floor Navigator™ is Luxor's first public release of its floor analysis program. The Floor Navigator™ program provides floor designers with both structural and performance information required to specify Luxor's patented IBS 2000® Load Sharing Connectors™. The addition of the software program to Luxor's growing list of design tools improves Luxor's ability to demonstrate the capability of its IBS 2000® Connectors to build better floors for less.

All design programs provide structural information. Luxor's Floor Navigator™ program is one of the first in the industry to provide performance as well as structural information. Each floor analysis includes Luxor's Floor Performance Rating that quantifies the performance of different floor joist configurations. This provides designers with the floor's level of performance before it is built. The floor performance rating system has proven to be the most valuable sales tool for IBS 2000®. The ability of the Floor

Navigator™ software to provide the Performance Rating as a natural part of the design process will increase the specification of IBS 2000® in floors.

Software has been completed for Boise Cascade Corporation, Louisiana Pacific Corporation and Jager Industries Inc. I-joists as well as for I-joist manufacturers who are Members of the American Plywood Association. Luxor intends to post updates to the program on its website, www.luxorcorp.com.

With the completion of the research and development phase of IBS 2000® and the product's success with I-joists in regional markets, the Company feels that its strategic program goals for this market segment can be met in the forward period.

Corporate Outlook

The Company is proceeding to implement its strategic plan with an emphasis on expanding the sales of its products. The expansion to new markets and the raising of awareness of the IBS2000® product requires significant funding to retain the human resources and produce the required promotional materials. The Company is currently utilizing cash flow from operations to expand distribution. Upon improvement in equity markets, the Company expects to raise the necessary capital to achieve a more rapid rate of sales growth.

Based on sales growth in 2001, the Company is confident that the sales of IBS2000® can be increased to the level necessary for the profitable operation of the company. The Company continues to move forward on enacting its marketing program. Continuing activities include the selection of distributors, direct contact with builders, advertising in key industry publications, development of collateral materials and design software programs and the procurement of the necessary engineering approvals for both engineered and conventional wood products across North America.

In the forward period the Company will also devote a portion of its resources to the development of new products based on its patented technology. The product lines will be related to the current technology for marketing and distribution by Luxor's existing sales network.

Funding

Due to the existing state of equity markets, the Company is not planning to raise significant capital in the short term. Other than obligations to related parties, the Company is able to maintain a positive working capital position.

Other

Additional corporate developments are available on the Company's website, www.luxorcorp.com.

LUXOR INDUSTRIAL CORPORATION

TRADING SYMBOL: (CDNX) LRL.V January 7, 2002 12g3(b)#82-822
TRADING SYMBOL: (OTC) LXRRF PRESS RELEASE 01.2002 STANDARD & POOR'S LISTED

Marketing Events in Luxor Industrial Corporation

Gresham, Oregon...IBS 2000® Used to Add Performance to Code Minimum Span. A framing error at Blue Lake Development left an Oregon builder with an 11-7/8" I-Joist stretched to a code maximum 23' span. His search for performance enhancement included the traditional solutions of doubling the joists and adding depth to the joists. The builder elected to use two rows of IBS 2000® because it offered the greatest performance improvement for the least cost.

Gresham, Oregon...IBS 2000® Used by Paragon Properties. Portland area developer, Paragon Properties used IBS 2000® in 9 duplex / fourplex units to achieve lower cost and better performance in their floor systems. The I-joist system was designed by Luxor's distributor, Hampton Distribution Company of Portland. Additional phases will be built in 2002 using the same system.

Portland, Oregon...IBS 2000® Exhibited at the JLC Show. Luxor exhibited its IBS 2000® Joist Connectors at the Journal of Light Construction (JLC) Show. Luxor promoted "A Better Way to Build Floors" as its theme to the 6500 registered builders. The builders enthusiastically received the premise of better performing floors at a lower cost. Builders were able to see IBS 2000® installed in a joist system as part of the Hampton Distribution Company's display. Hampton experienced a very positive response to IBS 2000® from the builders attending their exhibit.

Six Nations, Ontario...IBS 2000® Used at The Six Nations Reserve. IBS 2000® is being used with Jager JSI 14" deep I-Joists in the second floor for a child care/nursery building at the Six Nations Reserve near Brantford. The floor performance rating is a Comfort Plus™. The framers were first time users of the IBS 2000® and commented on how solid the floor was. This structure is unique in that Jager I-Joists are being used along with Temlam LVL, Goodfellow Glulam, Roof Trusses and wood siding.

Kitchener, Ontario...Monarch Construction Uses IBS 2000® at Two New Sites. One and two rows of IBS 2000® Connectors are being used by Monarch Construction with 2 x 8 lumber joists in long span rooms at their Doon South Site and Wyldwood Site. At the Wyldwood Site, IBS 2000® was used to accommodate wider rooms and less beams and bearing walls as spans range up to 15' 8" on the second floor.

Kitchener, Ontario...Project Commences with Heisler Homes. IBS 2000® Connectors are being used by Heisler Homes at their Deer Ridge Project. IBS 2000® is being used in 16' 6" span areas thereby allowing the builder to maintain 2 x 10 lumber joists in the whole floor rather than going to deeper joists as result of the long span area.

Ancaster, Ontario...Alterra Developments Uses IBS 2000® Over Double Garages. Alterra Developments is using two rows of IBS 2000® Connectors with 2 x 8 lumber joists in bedrooms above double garages in townhouses at their Meadowlands Site.

For further information contact Terry O. Lashman at (800) 665-2454 or (604) 684-7929, or visit Luxor's website at www.luxorcorp.com.

ww. .luxorcorp.com

LUXOR INDUSTRIAL CORPORATION

TRADING SYMBOL: (CDNX) LRL.V
TRADING SYMBOL: (OTC) LXRRF

January 28, 2002
PRESS RELEASE 02.2002

12g3(b)#82-822
STANDARD & POOR'S LISTED

Marketing Events in Luxor Industrial Corporation
IBS 2000® Used in British Columbia to Address Homeowner Complaints

Surrey, British Columbia...IBS 2000® Used to Rectify Homeowner Complaints. IBS 2000® Retrofit Connectors were selected by builders of a 59 unit townhouse project following bounce and deflection related complaints by homeowners. The retrofitting with IBS 2000® satisfied the homeowners and IBS 2000® has been specified by the engineer in subsequent phases of the project.

Walnut Grove, British Columbia...IBS 2000® Used in a 37 Unit Townhouse Project. A 37 unit townhouse project is using 2 x 12 lumber joists with IBS 2000® to achieve spans exceeding 20 feet resulting in savings of more than $300 per unit. Approximately 1500 units of IBS 2000® will be used.

Issaquah, Washington...IBS 2000® Used to Achieve Performance and Cost Benefits. A Washington State builder opted for an IBS 2000® design solution that provided significantly better performance at no increase in cost. The 12 home project uses IBS 2000® at one joist center wider spacing to achieve cost savings and performance enhancement.

Falls Church, Virginia...Virginia Builder Uses IBS 2000® in Two Projects. A Virginia builder is using IBS 2000® in two projects. One project added two rows of IBS 2000® to reduce the deflection and vibration in a 22 foot span using 16" deep I-joists and carrying a ceramic tile topping. The builder improved the customer's satisfaction with the floor and reduced the probability of costly service work to replace cracked tile and grout. The second project, a garage addition, used three rows of IBS 2000® in a 14' deep I-joist floor to reduce bounce and vibration in the active bonus room above the garage.

Richmond Hill, Ontario...Kylemore Homes Uses IBS 2000® at a New Site. Kylemore Homes is using the IBS 2000® with 2 x 8 lumber joists in townhouses at their Elgin Pond Project in Richmond Hill. Currently, their Angus Glen Development in Markham is using the IBS 2000®.

Toronto, Ontario...IBS 2000® Showcased at Construct Show. IBS 2000® was showcased at the Construct Show in Toronto. This show is one of the biggest construction shows in Canada. Builders, renovators, specifiers, building materials suppliers and exporters were all present.

Ontario...IBS 2000® Showcased at Home Hardware Shows. IBS 2000® was showcased at the Home Hardware Building Centres Contractor Nights in Barrie, London and Ottawa. Hundreds of renovators, contractors and builders were present at each show. Building centres involved were within a three hour radius of each show location.

Ontario...Tormina Homes and Glen Rouge Homes Join Growing List of Builders Using IBS 2000®. Tormina Homes is using IBS 2000® with 2 x 10 lumber joists at their Woodlands Site in Whitby and Glen Rouge Homes is using the IBS 2000® at their Blossoms in Woodmere Site in Pickering.

For further information contact Terry O. Lashman at (800) 665-2454 or (604) 684-7929, or visit Luxor's website at www.luxorcorp.com.

BY ORDER OF THE BOARD OF DIRECTORS

TERRY O. LASHMAN
President

Luxor has spent many years in Research and Development, analyzing wood-frame floor construction, while establishing itself as a leading authority in wood floor performance engineering in North America. Luxor has developed the IBS 2000® Connectors. Luxor markets, manufactures, and distributes the IBS 2000® Load Sharing Connectors™.

The Canadian Venture Exchange has neither approved nor disapproved this announcement

IBS 2000® Load Sharing Connector™ Distributors

Vandermeer Forest Products, Inc.	*Lynnwood, WA*	*Pacific Northwest*
Hampton Distribution Companies	*Woodinville, WA*	*Pacific Northwest*
Hampton Distribution Companies	*Portland, OR*	*Pacific Northwest*
International Wood Products	*Clackamas, OR*	*Pacific Northwest*
Snavely Forest Products	*Denver, CO*	*Mountain & Mid-West*
Dixie Plywood Companies	*Dallas, TX*	*Southwest*
Holbrook Lumber Company	*Albany, NY*	*North East*
Mid-State Lumber Corp.	*Branchburg, NJ*	*North East*
Eastern Engineered Wood Products	*Allentown, PA*	*North East*
P&R Truss Co.	*Auburn, NY*	*North East*
Snavely Forest Products	*Baltimore, MD*	*Mid-Atlantic*
Atlantic Forest Products, Inc.	*Baltimore, MD*	*Mid-Atlantic*
Universal Forest Products, Inc.	*Ranson, WV*	*Mid-Atlantic*
North American Products, Inc.	*Centreville, VA*	*Mid-Atlantic*
Boise Cascade Corporation	*Tucker, GA*	*South East*
Weyerhaeuser Canada Ltd.	*Vancouver, BC*	*British Columbia*
Goodfellow Inc.	*Campbellville, ON*	*Eastern Canada*
Jager Industries Inc.	*Bolton, ON*	*Eastern Canada*

ww .luxorcorp.com

LUXOR INDUSTRIAL CORPORATION

TRADING SYMBOL: (CDNX) LRL.V February 27, 2002 12g3(b)#82-822
TRADING SYMBOL: (OTC) LXRRF **PRESS RELEASE 03.2002** STANDARD & POOR'S LISTED

Luxor Achieves Record IBS 2000® Sales in 2001

Luxor Industrial Corporation is pleased to announce sales for the year ending December 31, 2001 of its patented IBS 2000® Load Sharing Connectors™ were a record $847,281, up 84% compared to $535,654 for the year 2000. Sales for the fourth quarter of 2001 were $148,965, down 18% compared to $180,750 for the same period of 2000. Forth quarter sales were adversely affected by the events of September 11 and were less than envisioned prior to September.

Sales for January 2002 were $82,078, up 34% compared to $61,392 for January 2001.

The overall increased sales pace is a continuation of the growth trend that began in the second half of 2000. The Company is confident the sales of IBS 2000® can be increased to the level necessary for the profitable operation of the Company.

The Company is continuing to pursue its objective of appointing new distributors for its IBS 2000® products in active housing markets throughout the United States. Improved cash flow is allowing the Company to move forward on enacting its marketing program. Continuing activities in addition to the selection of distributors, include direct contact with builders, advertising in key industry publications, development of collateral materials and design software programs and the procurement of the necessary engineering approvals for both engineered and conventional wood products across North America.

Luxor has spent many years in Research and Development, analyzing wood-frame floor construction, while establishing itself as a leading authority in wood floor performance engineering in North America. Luxor has developed the IBS 2000® Connectors. Luxor markets, manufactures, and distributes the IBS 2000® Load Sharing Connectors™.

For further information contact Joseph Kersen at (800) 665-2454 or (604) 684-7929, or visit Luxor's website at www.luxorcorp.com.

BY ORDER OF THE BOARD OF DIRECTORS

TERRY O. LASHMAN
President

02 JUN 11 AM 11:23

Suite 702 - 889 West Pender • Vancouver, BC • V6C 3B2 • Tel: (604) 684-7929 • Toll Free: (800) 665-2454 • Fax: (604) 683-2003
email: management@luxorcorp.com • Website: www.luxorcorp.com

www..luxorcorp.com

LUXOR INDUSTRIAL CORPORATION

TRADING SYMBOL: (CDNX) LRL.V | March 6, 2002 | 12g3(b)#82-822
TRADING SYMBOL: (OTC) LXRRF | **PRESS RELEASE 04.2002** | STANDARD & POOR'S LISTED

Marketing Events in Luxor Industrial Corporation
Snavely Forest Products of Dallas, Texas Joins List of Distributors Selling Luxor's IBS 2000® Load Sharing Connectors™

Dallas, Texas...Snavely Forest Products to Distribute IBS 2000®. Snavely Forest Products of Dallas, Texas has placed its first stocking order for Luxor's patented IBS 2000® Load Sharing Connectors™ for I-Joist applications. The Dallas operation is Snavely's third to distribute IBS 2000® joining their Baltimore and Denver centres. Snavely will use IBS 2000® in the floor designs of some of the largest homebuilders in the Dallas market including, Arlington based DR Horton Homes, one of the nations top 5 builders.

Houston and Dallas, Texas...Bison Building Materials Ltd. Receives IBS 2000® Design and Sales Training Seminars. Luxor conducted training sessions for its patented IBS 2000® Joist Connectors for the design and sales staff of Bison Building Materials, an active floor systems retailer with operations in Dallas, Houston and San Antonio, Texas. The seminars were focused on IBS 2000® applications for the production based builders that Bison services.

Atlanta, Georgia...Luxor Exhibits at the National Home Builders Show, February 8 to 11, 2002. Luxor Industrial Corporation exhibited its patented IBS 2000® Joist Connectors at the National Association of Home Builders annual show. The four-day show attracts more than 75,000 builders, making it the industry's largest event. Luxor received an excellent reception from the show's attendees. The show provided Luxor with the opportunity to introduce the cost and performance benefits of its IBS 2000® Joist Connectors to several hundred builders including representatives of the country's top 10 builders.

Richmond Hill, Ontario...IBS 2000® Showcased at the Ontario Builder Forum. The Ontario Builder Forum is the major show for builders having building seminars and product exhibitors through the Ontario Home Builder's Association. The response was tremendous for the product. Many builders were using IBS 2000® and advised they would continue to do so. Tex McLeod of McLeod Associates conducted a training workshop on R-2000 Builder. Tex McLeod addressed the merits of IBS 2000® in his seminar.

Maple, Ontario...Coscorp Master Builder Joins Growing List of Builders Using IBS 2000®. One and two rows of IBS 2000® were used with 2 x 10 lumber joists at Coscorp Master Builder's Northdale Site in Maple, Ontario.

Oakville, Ontario...IBS 2000® Used in New Sites with Mattamy Homes and Ballantry Homes. Mattamy Homes, Canada's largest builder, is using the IBS 2000® with 2 x 8 lumber joists at phase 2 of their Upper Glen Abbey West Site. Ballantry Homes is also using the IBS 2000 with 2 x 8 lumber joists at the Upper Glen Abbey West Site. The product is being used for long span rooms (family rooms and bedrooms over double garages) as well as for ceramic tile floors in the kitchen.

For further information contact Joe Kersen or Terry Lashman at (800) 665-2454 or (604) 684-7929, or visit Luxor's website at www.luxorcorp.com.

BY ORDER OF THE BOARD OF DIRECTORS

TERRY O. LASHMAN
President

Luxor has spent many years in Research and Development, analyzing wood-frame floor construction, while establishing itself as a leading authority in wood floor performance engineering in North America. Luxor has developed the IBS 2000® Connectors. Luxor markets, manufactures, and distributes the IBS 2000® Load Sharing Connectors™.

The Canadian Venture Exchange has neither approved nor disapproved this announcement

IBS 2000® Load Sharing Connector™ Distributors

Vandermeer Forest Products, Inc.	*Lynnwood, WA*	*Pacific Northwest*
Hampton Distribution Companies	*Woodinville, WA*	*Pacific Northwest*
Hampton Distribution Companies	*Portland, OR*	*Pacific Northwest*
International Wood Products	*Clackamas, OR*	*Pacific Northwest*
Snavely Forest Products	*Denver, CO*	*Mountain & Mid-West*
Dixie Plywood Companies	*Dallas, TX*	*Southwest*
Holbrook Lumber Company	*Albany, NY*	*North East*
Mid-State Lumber Corp.	*Branchburg, NJ*	*North East*
Eastern Engineered Wood Products	*Allentown, PA*	*North East*
P&R Truss Co.	*Auburn, NY*	*North East*
Snavely Forest Products	*Baltimore, MD*	*Mid-Atlantic*
Atlantic Forest Products, Inc.	*Baltimore, MD*	*Mid-Atlantic*
Universal Forest Products, Inc.	*Ranson, WV*	*Mid-Atlantic*
North American Products, Inc.	*Centreville, VA*	*Mid-Atlantic*
Boise Cascade Corporation	*Tucker, GA*	*South East*
Weyerhaeuser Canada Ltd.	*Vancouver, BC*	*British Columbia*
Goodfellow Inc.	*Campbellville, ON*	*Eastern Canada*
Jager Industries Inc.	*Bolton, ON*	*Eastern Canada*

LUXOR INDUSTRIAL CORPORATION

TRADING SYMBOL: (CDNX) LRL.V
TRADING SYMBOL: (OTC) LXRRF

April 2, 2002
PRESS RELEASE 05.2002

12g3(b)#82-822
STANDARD & POOR'S LISTED

Trus Joist™, a Weyerhaeuser Business Releases Version 6.0 of its TJ Beam® Design Software Containing Floor Performance Enhancement Factors for Luxor's IBS 2000® Load Sharing Connectors™

Luxor Industrial Corporation is pleased to announce that Trus Joist™, a Weyerhaeuser Business, has released version 6.0 of its TJ Beam® design software containing floor performance enhancement factors for Luxor's patented IBS 2000® Load Sharing Connectors™. Luxor has been advised that approximately 12000 copies of the program will be distributed to registered Trus Joist™ designers.

Previously, Trus Joist™ approved Luxor's patented IBS 2000® Load Sharing Connectors™ for use with its TJI® joists. The approval followed an extensive testing program to evaluate the floor performance contribution attained from various floor restraint devices. Luxor's IBS 2000® was the only proprietary product to be approved by Trus Joist™.

The market for Engineered Wood I-Joists has grown to exceed 40% of North America's housing starts. Weyerhaeuser, with the recent purchase of Willamette Industries, has an estimated 55% market share making it the leading supplier within this industry sector. The release of the design software therefore gives Luxor access to a market opportunity that is approximately 2.5 times greater than the Canadian housing industry.

Luxor is now pursuing specification opportunities for its IBS 2000® Load Sharing Connectors™ with architects, engineers and dealers designing with the Trus Joist™ software as part of its expanded IBS 2000® marketing program. Luxor is continuing to develop product distribution and representation opportunities to achieve more direct contact with builders and designers using engineered and conventional wood joist floor systems.

Luxor has spent many years in Research and Development, analyzing wood-frame floor construction, while establishing itself as a leading authority in wood floor performance engineering in North America. Luxor has developed the IBS 2000® Connectors. Luxor manufactures and markets the IBS 2000® Load Sharing Connectors™.

For further information contact Terry Lashman at (800) 665-2454 or (604) 684-7929, or visit Luxor's website at www.luxorcorp.com.

Suite 702 - 889 West Pender • Vancouver, BC • V6C 3B2 • Tel: (604) 684-7929 • Toll Free: (800) 665-2454 • Fax: (604) 683-2003
email: management@luxorcorp.com • Website: www.luxorcorp.com

www.luxorcorp.com

LUXOR INDUSTRIAL CORPORATION

TRADING SYMBOL: (CDNX) LRL.V — April 10, 2002 — 12g3(b)#82-822
TRADING SYMBOL: (OTC) LXRRF — **PRESS RELEASE 06.2002** — STANDARD & POOR'S LISTED

Luxor First Quarter IBS 2000® Sales Increase 20%

Luxor Industrial Corporation is pleased to announce sales for the quarter ending March 31, 2002 of its patented IBS 2000® Load Sharing Connectors™ were $242,158, up 20% compared to $201,808 for the same period of 2001.

The Company continues to pursue its objective of appointing new distributors for its IBS 2000® products in active housing markets throughout the United States. Improved cash flow is allowing the Company to move forward on enacting its marketing program. Continuing activities in addition to the selection of distributors, include direct contact with builders, advertising in key industry publications, development of collateral materials and design software programs and the procurement of the necessary engineering approvals for both engineered and conventional wood products across North America.

Luxor has spent many years in Research and Development, analyzing wood-frame floor construction, while establishing itself as a leading authority in wood floor performance engineering in North America. Luxor has developed the IBS 2000® Connectors. Luxor markets, manufactures, and distributes the IBS 2000® Load Sharing Connectors™.

For further information contact Terry Lashman at (800) 665-2454 or (604) 684-7929, or visit Luxor's website at www.luxorcorp.com.

IBS 2000® Load Sharing Connector™ Distributors

Vandermeer Forest Products, Inc.	*Lynnwood, WA*	*Pacific Northwest*
Hampton Distribution Companies	*Woodinville, WA*	*Pacific Northwest*
Hampton Distribution Companies	*Portland, OR*	*Pacific Northwest*
International Wood Products	*Clackamas, OR*	*Pacific Northwest*
Snavely Forest Products	*Denver, CO*	*Mountain & Mid-West*
Snavely Forest Products	*Dallas, TX*	*Southwest*
Dixie Plywood Companies	*Dallas, TX*	*Southwest*
Holbrook Lumber Company	*Albany, NY*	*North East*
Mid-State Lumber Corp.	*Branchburg, NJ*	*North East*
Eastern Engineered Wood Products	*Allentown, PA*	*North East*
P&R Truss Co.	*Auburn, NY*	*North East*
Snavely Forest Products	*Baltimore, MD*	*Mid-Atlantic*
Atlantic Forest Products, Inc.	*Baltimore, MD*	*Mid-Atlantic*
Universal Forest Products, Inc.	*Ranson, WV*	*Mid-Atlantic*
North American Products, Inc.	*Centreville, VA*	*Mid-Atlantic*
Boise Cascade Corporation	*Tucker, GA*	*South East*
Weyerhaeuser Canada Ltd.	*Vancouver, BC*	*British Columbia*
Goodfellow Inc.	*Campbellville, ON*	*Eastern Canada*
Jager Industries Inc.	*Bolton, ON*	*Eastern Canada*

Suite 702 - 889 West Pender • Vancouver, BC • V6C 3B2 • Tel: (604) 684-7929 • Toll Free: (800) 665-2454 • Fax: (604) 683-2003
email: management@luxorcorp.com • Website: www.luxorcorp.com

www.luxorcorp.com

LUXOR INDUSTRIAL CORPORATION

TRADING SYMBOL: (CDNX) LRL.V | May 2, 2002 | 12g3(b)#82-822
TRADING SYMBOL: (OTC) LXRRF | **PRESS RELEASE 07.2002** | STANDARD & POOR'S LISTED

Marketing Events in Luxor Industrial Corporation
Luxor's IBS 2000® Showcased in Conjunction with the Trus Joist (a Weyerhaeuser Business) Exhibit at the Contractors Association of Truckee and Tahoe Show.

Lake Tahoe, California...IBS 2000® Showcased at the CATT Custom Builders Show. Luxor presented its patented IBS 2000® Load Sharing Connectors™ in conjunction with the Trus Joist (a Weyerhaeuser Business) exhibit at the Custom Builders Show hosted by the Contractors Association of Truckee and Tahoe (CATT). The two day show attracted association members, building industry professionals and the general public. In this market of high-end luxury homes the attendees supported the addition of IBS 2000® to reduce bounce and vibration in their floors.

Brentwood, California...IBS 2000® Seminar Conducted with the Strauss Design Group. Luxor's staff presented the design benefits of its patented IBS 2000® Load Sharing Connectors™ to twelve members of the Strauss Design Group. The Strauss Group design wood frame residential housing for both production and custom builders. The seminar demonstrated how IBS 2000® can be used to lower cost or improve the performance and serviceability of floors to meet the customer's expectations.

Hamilton, Ontario...IBS 2000® Showcased at the Annual Turkstra Lumber Contractor Night. Ten Turkstra yards participated with many builders, contractors and renovators in attendance. IBS 2000® was showcased by Goodfellow Inc, a Luxor distributor.

Toronto, Ontario...IBS 2000® used at Child Care Centre. IBS 2000® is being used with Jager JSI 14" deep I-Joists for a child care centre in Toronto.

London, Ontario...IBS 2000® Showcased at the Moffat & Powell Contractor Night. Five Moffat & Powell stores participated with about 1000 builders, contractors and renovators in attendance.

Ontario...Laurier Homes, Lakeview Homes and Sundial Homes Join Growing List of Builders Using IBS 2000®. Laurier Homes are using IBS 2000® with 2 x 8 and 2 x 10 lumber joists for long span rooms at their Windsong Site in Markham. Lakewiew Homes are using IBS 2000® with 2 x 8 joists at their Kortright Estates Site in Vaughan. Sundial Homes are using one and two rows of IBS 2000® with 2 x 8 joists for long span areas and rooms at their Hollybank Site in Milton.

Owen Sound, Ontario...IBS 2000® Showcased at the Annual Saugeen Group (Tim-Br-Mart) Contractor Night. Fifteen Tim-Br-Mart stores were represented with several hundred contractors and builders present. There was good response to the IBS 2000® for new construction and retrofit uses.

For further information contact Terry Lashman at (800) 665-2454 or (604) 684-7929, or visit Luxor's website at www.luxorcorp.com.

Suite 702 - 889 West Pender • Vancouver, BC • V6C 3B2 • Tel: (604) 684-7929 • Toll Free: (800) 665-2454 • Fax: (604) 683-2003
email: management@luxorcorp.com • Website: www.luxorcorp.com

LUXOR INDUSTRIAL CORPORATION

TRADING SYMBOL: (CDNX) LRL.V May 08, 2002 12g3(b)#82-822
TRADING SYMBOL: (OTC) LXRRF **PRESS RELEASE 08.2002** STANDARD & POOR'S LISTED

Luxor Achieves Record IBS 2000® Unit Sales in April

Luxor Industrial Corporation is pleased to announce record sales for the month of April of 19,433 units for its patented IBS 2000® Load Sharing Connectors™. The largest number previously sold was 16,348 in June, 2001. It is also the first time that monthly sales have exceeded $100,000.

The Company continues to pursue its objective of appointing new distributors for its IBS 2000® products in active housing markets throughout the United States. Continuing activities in addition to the selection of distributors, include direct contact with builders, development of collateral materials and design software programs and the procurement of the necessary engineering approvals for both engineered and conventional wood products across North America.

The Company is also pursuing sales in overseas markets as well as sales of other building product lines.

Luxor has spent many years in Research and Development, analyzing wood-frame floor construction, while establishing itself as a leading authority in wood floor performance engineering in North America. Luxor has developed the IBS 2000® Connectors. Luxor markets, manufactures, and distributes the IBS 2000® Load Sharing Connectors™.

For further information contact Terry O. Lashman at (800) 665-2454 or (604) 684-7929, or visit Luxor's website at www.luxorcorp.com.

IBS 2000® Load Sharing Connector™ Distributors

Vandermeer Forest Products, Inc.	*Lynnwood, WA*	*Pacific Northwest*
Hampton Distribution Companies	*Woodinville, WA*	*Pacific Northwest*
Hampton Distribution Companies	*Portland, OR*	*Pacific Northwest*
International Wood Products	*Clackamas, OR*	*Pacific Northwest*
Snavely Forest Products	*Denver, CO*	*Mountain & Mid-West*
Snavely Forest Products	*Dallas, TX*	*Southwest*
Dixie Plywood Companies	*Dallas, TX*	*Southwest*
Holbrook Lumber Company	*Albany, NY*	*North East*
Mid-State Lumber Corp.	*Branchburg, NJ*	*North East*
Eastern Engineered Wood Products	*Allentown, PA*	*North East*
P&R Truss Co.	*Auburn, NY*	*North East*
Snavely Forest Products	*Baltimore, MD*	*Mid-Atlantic*
Atlantic Forest Products, Inc.	*Baltimore, MD*	*Mid-Atlantic*
Universal Forest Products, Inc.	*Ranson, WV*	*Mid-Atlantic*
North American Products, Inc.	*Centreville, VA*	*Mid-Atlantic*
Boise Cascade Corporation	*Tucker, GA*	*South East*
Weyerhaeuser Canada Ltd.	*Vancouver, BC*	*British Columbia*
Goodfellow Inc.	*Campbellville, ON*	*Eastern Canada*
Jager Industries Inc.	*Bolton, ON*	*Eastern Canada*

Suite 702 - 889 West Pender • Vancouver, BC • V6C 3B2 • Tel: (604) 684-7929 • Toll Free: (800) 665-2454 • Fax: (604) 683-2003
email: management@luxorcorp.com • Website: www.luxorcorp.com

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LUXOR INDUSTRIAL CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 21 / 12 / 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LASHMAN

GIVEN NAMES: TERRY OTMAR

NO. 6138 STREET GRANVILLE STREET APT

CITY: VANCOUVER

PROV.: BRITISH COLUMBIA POSTAL CODE: V6M 3E3

BUSINESS TELEPHONE NUMBER: 604 - 684 - 7929

BUSINESS FAX NUMBER: 604 - 683 - 2003

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [X] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] FEDERAL
  - [ ] BANK ACT
  - [ ] CCAA
  - [ ] ICA
  - [ ] TLCA
  - [ ] CBCA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [ ] ONTARIO
- [ ] QUEBEC
- [ ] SASKATCHEWAN
- [ ] UNITED STATES
  - [ ] NASDAQ
  - [ ] SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	1,030,100 **	31/12/01	10		3,500	0.31		1,026,600	I	*
		02/01/02	10	2,000		0.27		1,028,600	I	*
		07/01/02	10	6,500		0.22		1,035,100	I	*
COMMON-WARRANTS	213,629							213,629	I	*
COMMON-OPTIONS	300,000							300,000	D	

BOX 6. REMARKS

* CANCOM INTERNATIONAL TRADING LTD.

** RRSP - 63,693 (INCLUDED)

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): TERRY O. LASHMAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 09 / 01 / 02

FIN 2036 Rev. 95 / 2 / 22 H.B. — 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LUXOR INDUSTRIAL CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 09 01 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: (blank)

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LASHMAN

GIVEN NAMES: TERRY OTTMAR

NO. STREET APT: 6138 GRANVILLE STREET

CITY: VANCOUVER

PROV.: BRITISH COLUMBIA POSTAL CODE: V6M 3E3

BUSINESS TELEPHONE NUMBER: 604 - 684 - 7929

BUSINESS FAX NUMBER: 604 - 683 - 2003

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	1,035,100 **	16	01	02	10	1,500		0.22		1,036,600	I	*
		31	01	02	10	500		0.25		1,037,100	I	*
COMMON-WARRANTS	213,629									213,629	I	*
COMMON-OPTIONS	300,000									300,000	D	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2036 Rev. 95 / 2 / 22 H.B. – 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* CANCOM INTERNATIONAL TRADING LTD.

** RRSP – 63,693 INCLUDED

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): TERRY O. LASHMAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 06 02 02

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LUXOR INDUSTRIAL CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): 06/02/02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LASHMAN

GIVEN NAMES: TERRY OTMAR

NO. / STREET / APT: 6138 GRANVILLE STREET

CITY: VANCOUVER

PROV.: BRITISH COLUMBIA POSTAL CODE: V6M 3E3

BUSINESS TELEPHONE NUMBER: 604-684-7929

BUSINESS FAX NUMBER: 604-683-2003

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [X] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] FEDERAL
  - [ ] BANK ACT
  - [ ] CCAA
  - [ ] ICA
  - [ ] TLCA
  - [ ] CBCA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [ ] ONTARIO
- [ ] QUEBEC
- [ ] SASKATCHEWAN
- [ ] UNITED STATES
  - [ ] NASDAQ
  - [ ] SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY/MONTH/YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	1,037,100 **	06/02/02	10	2,000		0.25		1,039,100	1	*
COMMON-WARRANTS	213,629							213,629	1	*
COMMON-OPTIONS	300,000							300,000	0	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2036 Rev. 95 / 2 / 22 H.B. -- 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* CANCOM INTERNATIONAL TRADING LTD.

** RRSP ~ 63,693 INCLUDED

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): TERRY O. LASHMAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): 22/02/02

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LUXOR INDUSTRIAL CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 22 02 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LASHMAN

GIVEN NAMES: TERRY OJMAR

NO. STREET APT: 6138 GRANVILLE STREET

CITY: VANCOUVER

PROV.: BRITISH COLUMBIA POSTAL CODE: V6M 3E3

BUSINESS TELEPHONE NUMBER: 604-684-7929

BUSINESS FAX NUMBER: 604-683-2003

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [X] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [ ] ONTARIO
- [ ] QUÉBEC
- [ ] SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	1,039,100 **			5,000*	30,000*			1,014,100	2	*
COMMON – WARRANTS	213,629	27 02 02	55		96,429	0.90		117,200	2	*
COMMON – OPTIONS	300,000									

ATTACHMENT [X] YES [ ] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* CANCOM INTERNATIONAL TRADING LTD. (PLEASE SEE ATTACHED SHEET)
** RRSP – 63,693 INCLUDED "AMENDMENT #1"

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): TERRY O. LASHMAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 05 03 02

5/3/02

INSIDER TRADING REPORT

** FOR TERRY O. LASHMAN

* COMMON: LUXOR INDUSTRIAL CORPORATION

DATE	NATURE	ACQUIRED	DISPOSED	VALUE	BALANCE	OWNERSHIP
22/2/02					1039100	2 CANCOM INTERNATIONAL TRADING LTD.
22/2/02	10	1500		0.20	1040600	2 CANCOM INTERNATIONAL TRADING LTD.
25/2/02	10	1000		0.25	1041600	2 CANCOM INTERNATIONAL TRADING LTD.
1/3/02	11		30000	0.34	1011600	2 CANCOM INTERNATIONAL TRADING LTD.
1/3/02	10	1000		0.33	1012600	2 CANCOM INTERNATIONAL TRADING LTD.
4/3/02	10	1000		0.25	1013600	2 CANCOM INTERNATIONAL TRADING LTD.
4/3/02	10	500		0.30	1014100	2 CANCOM INTERNATIONAL TRADING LTD.
** Subtotal **		5000	30000			

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LUXOR INDUSTRIAL CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 05 03 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LASHMAN

GIVEN NAMES: TERRY OJMAR

NO. 6138 STREET GRANVILLE STREET APT

CITY: VANCOUVER

PROV.: BRITISH COLUMBIA POSTAL CODE: V6M 3E3

BUSINESS TELEPHONE NUMBER: 604 - 684 - 7929

BUSINESS FAX NUMBER: 604 - 683 - 2003

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	1,014,100 **	15 03 02	10	1,000		0.30		1,015,100	2	*
		25 03 02	10		15,000	0.40		1,000,100	2	*
COMMON-WARRANTS	117,200							117,200	2	*
COMMON-OPTIONS	300,000							300,000	1	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

* CANCOM INTERNATIONAL TRADING LTD.
** RRSP - 63,693 INCLUDED

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): TERRY O. LASHMAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 25 03 02

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LUXOR INDUSTRIAL CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 25 03 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LASHMAN

GIVEN NAMES: TERRY OJMAR

NO / STREET / APT: 6138 GRANVILLE STREET

CITY: VANCOUVER

PROV: BRITISH COLUMBIA — POSTAL CODE: V6M3E3

BUSINESS TELEPHONE NUMBER: 604 - 684 - 7929

BUSINESS FAX NUMBER: 604 - 683 - 2003

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [X] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [ ] ONTARIO
- [ ] QUÉBEC
- [ ] SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	1,000,100 **					1,000 *	58,000 *			943,100	2	*
COMMON-WARRANTS	117,200									117,200	2	*
COMMON-OPTIONS	300,000									300,000	1	

ATTACHMENT [X] YES [ ] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

* CANCOM INTERNATIONAL TRADING LTD. (PLEASE SEE ATTACHED SHEET)
** RRSP - 63,693 INCLUDED

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): TERRY O. LASHMAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 05 04 02

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

5/4/02

INSIDER TRADING REPORT

DATE	NATURE	ACQUIRED	DISPOSED	VALUE	BALANCE	OWNERSHIP
** FOR TERRY O. LASHMAN						
* COMMON: LUXOR INDUSTRIAL CORPORATION						
25/3/02					1000100	2 CANCOM INTERNATIONAL TRADING LTD.
26/3/02	10		10000	0.40	990100	2 CANCOM INTERNATIONAL TRADING LTD.
28/3/02	10		25000	0.40	965100	2 CANCOM INTERNATIONAL TRADING LTD.
1/4/02	10		5000	0.43	960100	2 CANCOM INTERNATIONAL TRADING LTD.
2/4/02	10		16000	0.45	944100	2 CANCOM INTERNATIONAL TRADING LTD.
3/4/02	10	1000		0.45	945100	2 CANCOM INTERNATIONAL TRADING LTD.
5/4/02	10		2000	0.55	943100	2 CANCOM INTERNATIONAL TRADING LTD.
** Subtotal **		1000	58000			

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LUXOR INDUSTRIAL CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR): 05 04 02

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LASHMAN
GIVEN NAMES: TERRY OTMAR
NO. STREET APT: 6138 GRANVILLE STREET
CITY: VANCOUVER
PROV.: BRITISH COLUMBIA
POSTAL CODE: V6M 3E3
BUSINESS TELEPHONE NUMBER: 604 - 684 - 7929
BUSINESS FAX NUMBER: 604 - 683 - 2003
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [ ] ONTARIO
[X] BRITISH COLUMBIA [ ] QUÉBEC
[ ] MANITOBA [ ] SASKATCHEWAN
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	943,100 **	09 04 02	10	1,000		0.45		944,100	2	*
		10 04 02	10		4,000	0.45		940,100	2	*
		11 04 02	10		2,500	0.41		937,600	2	*
		15 04 02	10	2,500		0.40		940,100	2	*
		17 04 02	10		7,500	0.45		932,600	2	*
COMMON—WARRANTS	117,200							117,200	2	*
COMMON—OPTIONS	300,000							300,000	1	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

* CANCOM INTERNATIONAL TRADING LTD.
** RRSP – 63,693 INCLUDED

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): TERRY O. LASHMAN
SIGNATURE: [signature]
DATE OF THE REPORT (DAY MONTH YEAR): 18 04 02

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LUXOR INDUSTRIAL CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 18 04 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LASHMAN

GIVEN NAMES: TERRY OJMAR

NO. STREET APT: 6138 GRANVILLE STREET

CITY: VANCOUVER

PROV.: BRITISH COLUMBIA POSTAL CODE: V6M 3E3

BUSINESS TELEPHONE NUMBER: 604 - 684 - 7929

BUSINESS FAX NUMBER: 604 - 683 - 2003

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [X] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [ ] ONTARIO
- [ ] QUÉBEC
- [ ] SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	932,600 **	24 04 02	10	500		0.40		933,100	2	*
		25 04 02	10	2,000		0.35		935,100	2	*
		26 04 02	10	500		0.35		935,600	2	*
		30 04 02	10	1,000		0.40		936,600	2	*
		01 05 02	10	1,000		0.40		937,600	2	*
COMMON-WARRANTS	117,200							117,200	2	*
COMMON-OPTIONS	300,000							300,000	1	

ATTACHMENT [ ] YES [X] NO

BOX 6. REMARKS

* CANCOM INTERNATIONAL TRADING LTD.
** RRSP -63,693 INCLUDED

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): TERRY O. LASHMAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 03 05 02

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LUXOR INDUSTRIAL CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 03 05 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LASHMAN

GIVEN NAMES: TERRY OJMAR

NO / STREET / APT: 6138 GRANVILLE STREET

CITY: VANCOUVER

PROV: BRITISH COLUMBIA POSTAL CODE: V6M 3E3

BUSINESS TELEPHONE NUMBER: 604 - 684 - 7929

BUSINESS FAX NUMBER: 604 - 683 - 2003

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	937,600 **	06	05	02	10	4,000		0.35		941,600	2	*
		06	05	02	10	5,000		0.31		946,600	2	*
		06	05	02	10	2,000		0.32		948,600	2	*
		09	05	02	10		8,000	0.45		940,600	2	*
COMMON – WARRANTS	117,200									117,200	2	*
COMMON – OPTIONS	300,000									300,000	1	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

* CANCOM INTERNATIONAL TRADING LTD.

** RRSP – 63,693 INCLUDED

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): TERRY O. LASHMAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 14 05 02

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LUXOR INDUSTRIAL CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 10 04 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: McCLELLAND

GIVEN NAMES: KENNETH J.

NO. STREET APT: 3820 WESTRIDGE AVENUE

CITY: WEST VANCOUVER

PROV.: BRITISH COLUMBIA POSTAL CODE: V7V 3H5

BUSINESS TELEPHONE NUMBER: 604 - 857 - 9601

BUSINESS FAX NUMBER: 604 - 857 - 9602

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [X] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] FEDERAL
  - [ ] BANK ACT
  - [ ] CCAA
  - [ ] ICA
  - [ ] TLCA
  - [ ] CBCA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [ ] ONTARIO
- [ ] QUEBEC
- [ ] SASKATCHEWAN
- [ ] UNITED STATES
  - [ ] NASDAQ
  - [ ] SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	36,000	01 03 02	11		10,000	1.10		26,000	1	
		01 03 02	11		10,000	0.60		16,000	1	
		01 03 02	11		15,000	0.45		1,000	1	
COMMON-RRSP	0	01 03 02	11	5,000		1.10		6,000	2	
		01 03 02	11	10,000		0.60		15,000	2	
		01 03 02	11	15,000		0.45		30,000	2	
		01 03 02	11	15,000		0.34		45,000	2	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2035 Rev. 95 / 2 / 22 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): KENNETH J. McCLELLAND

SIGNATURE: K.J. McClelland

DAY MONTH YEAR: 05 03 02